UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On May 22, 2026, K Wave Media Ltd., a Cayman Island exempted company (the “Company”), filed a Form 6-K (the “Form 6-K”) furnishing (i) as Exhibit 99.1 to the Form 6-K, the audited financial statements of Hansol Inticube Co. (“Hansol”) for the year ended December 31, 2025, and (ii) as Exhibit 99.2 to the Form 6-K, unaudited pro forma condensed combined balance sheet information regarding the Company and Hansol as of December 31, 2025, and unaudited pro forma condensed combined statements of operation for the year ended December 31, 2025.

It has been determined by the Company that the Form 6-K should be amended in its entirety to correct errors in the unaudited pro forma condensed balance sheet and statements of operations of the Company and Hansol, and to include the previously omitted audit report on the financial statements of Hansol. Accordingly, this Amendment No. 1 to the Form 6-K is being filed to amend the Form 6-K in its entirety. Readers should refer to the information herein and to Exhibit 99.1 and Exhibit 99.2 attached hereto and not the information in the Form 6-K and Exhibit 99.1 and Exhibit 99.2 attached thereto which were previously filed on May 22, 2026. Attached hereto (i) as Exhibit 99.1 are the audited financial statements of Hansol for the year ended December 31, 2025, and (ii) as Exhibit 99.2 to the Form 6-K, unaudited pro forma condensed combined balance sheet information regarding the Company and Hansol as of December 31, 2025, and unaudited pro forma condensed combined statements of operation for the year ended December 31, 2025, as amended.

The unaudited pro forma condensed combined financial information included in this Amendment No. 1 to Form 6-K is presented for illustrative purposes only, contains a variety of adjustments, assumptions and estimates, and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the transactions been completed on the date indicated. The combined company’s actual results and financial position may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this Amendment No. 1 to Form 6-K. Important factors that may affect actual results include, but are not limited to, risks and uncertainties relating Hansol’s or the Company’s business, as applicable (including each company’s ability to achieve strategic goals, objectives, and targets over applicable periods), the possibility that the dispositions of Solaire and/or Play are not consummated, industry performance, and general business and economic conditions.

Forward Looking Statements

This Form 6-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies of the Company’s filings with the SEC are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibit No.	Description of Exhibit
99.1	Audited financial statements of Hansol Inticube Co. for the year ended December 31, 2025.
99.2	Unaudited pro forma condensed combined balance sheet of the Company and Hansol Inticube Co. as of December 31, 2025, and unaudited pro forma condensed combined statements of operation of the Company and Hansol Inticube Co. for the year ended December 31, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: June 29, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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